SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

COMMERCIAL CAPITAL BANCORP, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE

(Title of Class of Securities)

20162L 10 5 (CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 20162L 10 5	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen H. Gordon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,374,016 6. SHARED VOTING POWER 29,242 7. SOLE DISPOSITIVE POWER 5,374,016 8. SHARED DISPOSITIVE POWER 29,242

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 20162L 10 5	Page 3 of 5 Pages

ITEM 1	(a)	NAME OF ISSUER: Commercial Capital Bancorp, Inc.

ITEM 1	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 8105 Irvine Center Drive, 15th Floor Irvine, CA 92618

ITEM 2	(a)	NAME OF PERSON FILING: Stephen H. Gordon

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 8105 Irvine Center Drive, 15th Floor Irvine, CA 92618

ITEM 2	(c)	CITIZENSHIP: U.S.

ITEM 2	(d)	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share

ITEM 2	(e)	CUSIP NUMBER: 20162L 10 5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

CUSIP NO. 20162L 10 5	Page 4 of 5 Pages

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned: 5,403,258

	(b)	Percent of class: 9.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 5,374,016

		(ii)	Shared power to vote or to direct the vote: 29,242

		(iii)	Sole power to dispose or to direct the disposition of: 5,374,016

		(iv)	Shared power to dispose or to direct the disposition of: 29,242

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 20162L 10 5	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005	By:	/s/ STEPHEN H. GORDON
Stephen H. Gordon